PATRICK E. QUINN AND MAX L. FULLER ANNOUNCE
EARLY TERMINATION OF HART-SCOTT-RODINO ACT WAITING PERIOD

CHATTANOOGA, TENNESSEE – September 26, 2007 – Patrick E. Quinn and Max L. Fuller, on behalf of New Mountain Lake Acquisition Company, announced today that the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to New Mountain Lake Acquisition Company’s offer to acquire all of the outstanding shares of Class A common stock, par value $0.01 per share (“Class A Shares”), of U.S. Xpress Enterprises, Inc. (NASDAQ:  XPRSA) (the “Company”).

On September 12, 2007, New Mountain Lake Acquisition Company, a wholly owned subsidiary of New Mountain Lake Holdings, LLC, commenced a tender offer to purchase for cash all Class A Shares of the Company, other than Class A Shares already owned by Messrs. Quinn and Fuller and certain of their affiliates, at a price of $20.10 per Class A Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  The Offer will expire at 5:00 p.m., New York City Time, on October 11, 2007, unless the Offer is extended.

The early termination of the waiting period under the HSR Act satisfies one of the conditions to the Offer, referred to as the “Antitrust Condition” in the Offer to Purchase.  The Offer remains subject to other customary conditions.  Among other things, the Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Class A Shares (i) that would, when aggregated with all Class A Shares and Class B Common Stock, par value $0.01 per share (“Class B Shares”), currently owned by Messrs. Quinn and Fuller and certain of their affiliates, represent at least 90% of all Class A Shares and Class B Shares then outstanding, and (ii) that represent at least a majority of the total number of Class A Shares outstanding on such date that are not held by Messrs. Quinn and Fuller, certain of their affiliates, or the directors and executive officers of the Company.  If the conditions to the Offer are satisfied or waived, where applicable, and the Offer is completed, New Mountain Lake Acquisition Company would cause a “short form” merger to occur, in which all un-tendered Class A Shares would be cancelled in exchange for merger consideration equal to the Offer Price.

About U.S. Xpress Enterprises, Inc.

U.S. Xpress Enterprises, Inc. is the fourth largest publicly owned truckload carrier in the United States, measured by revenue.  The Company provides dedicated, regional, and expedited team truckload services throughout North America, with regional capabilities in the West, Midwest, and Southeastern United States. The Company is one of the largest providers of expedited and time-definite services in the truckload industry and is a leader in providing expedited intermodal rail services.  Xpress Global Systems, Inc., a wholly owned subsidiary, is a provider of transportation, warehousing, and distribution services to the floor covering industry.  The Company participates in logistics services through its joint ownership of Transplace, an Internet-based global transportation logistics company.  The Company has an 80% ownership interest in Arnold Transportation Services, Inc., which provides regional, dedicated, and medium length-of-haul services with a fleet of approximately 1,500 trucks, and Total Transportation of Mississippi and affiliated companies, a truckload carrier that provides medium length of haul and dedicated dry-van service with a fleet of approximately 600 trucks primarily in the Eastern United States. The Company has a 49% ownership interest in Abilene Motor Express, Inc. with approximately 170 trucks and a 40% interest in C&C Trucking of Duncan with approximately 130 trucks.  More information about U.S. Xpress Enterprises, Inc. and its principal subsidiary companies is available on the Internet at www.usxpress.com.

Statements in this announcement that relate to consummation of the Offer and any subsequent merger described herein are “forward-looking statements.”  These statements are based on current expectations and involve risks and uncertainties which include whether the conditions to the Offer will be satisfied.  These uncertainties, as well as other factors described in the Company's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to read the following documents because they contain important information:

•	The Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal, and other related tender offer materials; and

•	The Company's solicitation/recommendation statement on Schedule 14D-9.

These documents and amendments to these documents have been filed with the Securities and Exchange Commission (“SEC”) and may be obtained free of charge at the SEC's website www.sec.gov.  Copies of the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO may also be obtained free of charge by directing requests to MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free).

Important Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The Offer is being made pursuant to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal, and other related tender offer materials) filed by New Mountain Lake Acquisition Company and related parties with the SEC on September 12, 2007.  The Tender Offer Statement and related materials, as amended, contain important information that should be read carefully before any decision is made with respect to the Offer.  Those materials may be obtained from MacKenzie Partners, Inc., the information agent for the Offer, or from the SEC’s website, in each case in the manner described above.

CONTACT:           Max L. Fuller (423) 255-9757
or
Patrick E. Quinn (423) 255-9757

Back to Amendment No. 2 to Schedule TO-T/A